Exhibit 2
“This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated transactions”.
Free translation of the Merger Plan originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails.

MERGER PLAN
OF
TELEFÓNICA, S.A.
AND
TELEFÓNICA MÓVILES, S.A.
Madrid, March 29, 2006

Free translation of the Merger Plan originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails.
     For the purposes of the provisions of Sections 234, 235 and related sections of the Corporations Act, approved by Royal Legislative Decree no. 1564/1989, of December 22 (hereinafter referred to as the “Corporations Act”), the undersigned, in their capacity as members of the Boards of Directors of TELEFÓNICA, S.A. (hereinafter referred to as “TELEFÓNICA”) and TELEFÓNICA MÓVILES, S.A. (hereinafter referred to as “TELEFÓNICA MÓVILES”), have drawn up the present merger plan (hereinafter referred to as the “Merger Plan” or the “Plan”), which shall be submitted for approval of the shareholders at their respective General Shareholders’ Meetings pursuant to the provisions of Section 240 of the above mentioned Corporations Act. The contents of such Plan are as follows.
1.	INTRODUCTION

1.1.	Reasons for the merger
     The situation in the telecommunications markets in general and in the mobile telecommunications markets in particular, has varied significantly in the last years. These changes in the competition environment, technology and clients’ needs have brought about the convenience to amend the strategic model on which to base the growth of the business that TELEFÓNICA and TELEFÓNICA MÓVILES have been developing independently until now.
     Synthetically, these changes have been particularly apparent in the following areas:
(a)	There have been major changes in the market and in competition, aimed at allowing the commercial distribution of combined offers including fixed and mobile telephony, broadband and audiovisual services that include (i) the appearance of great mobile operators that enjoy the benefits of scale and scope economies, (ii) the competition of operators that combine scale benefits with an integrated offer of fixed and mobile services, (iii) the appearance of several services providers without differentiating the network or device through which they are connecting, or (iv) regulatory changes, which are aimed at allowing the entry of new commercial competitors, thus encouraging the establishment of virtual mobile operators or increasing the broadband offer by making it compulsory to allow clients to use the access loop.
(b)	Significant technological changes that can be summarised as follows: (i) a tendency to develop — fixed and mobile — telecommunication networks based on the so called “IP Protocol”, in such a way that both the establishment of communication networks and the development of related services will develop in this IP environment, thus removing most of the barriers existing between mobile and fixed network services enabling significant scale economies in the future investments of these networks, together with the corresponding savings in networks and platforms; (ii) the development of new hybrid terminals that can connect fixed and mobile networks and access all types of multimedia contents; and (iii) the development of third generation mobile networks with voice, data, internet and multimedia contents.

(c)	Finally, from the demand side, clients are starting to see mobile phones as an indispensable item in their voice communications, not only in terms of mobility. Likewise, the fast penetration of the use of the Internet is producing a considerable growth of broadband technology and an increasing demand for these means of access to be available from fixed or mobile terminals indistinctly. In conclusion, increasingly more and more clients demand services and solutions for communication, information and entertainment in their fixed broadband access and at the same time they require equivalent services and solutions through mobile telecommunications.
     The changes mentioned above have had a fundamental impact in fixed and mobile operators in the last few years, forcing them to make their business plans and their strategies progress in order to acquire a higher flexibility which allows a faster adaptation to the market and, consequently, a higher competitivity and future growth.

     In this context, the Boards of Directors of TELEFÓNICA and TELEFÓNICA MÓVILES believe that the focus in a strategy of higher orientation to clients’ needs relating to communication, entertainment and information services as a whole and, more specifically, for each specific client segment, combining the communication platforms available in each market in the most optimum manner will produce a very positive effect, ensuring the growth in the penetration of mobile and fixed broadband services, and a higher clients’ fidelity by means of a wider offer of new services and solutions, reinforcing the competitive position and allowing a greater acceleration of the growth pace, especially fundamental in markets with higher penetration. Likewise, it will increase the efficiency in the use of infrastructures, especially concerning the development of the fixed and mobile broadband, thus providing our clients with more possibilities of use and, therefore, more value to the shareholders of TELEFÓNICA and TELEFÓNICA MÓVILES and facilitating the achievement of a profitable and sustainable growth.
     The merger proposal between TELEFÓNICA and TELEFÓNICA MÓVILES responds to these needs of adapting their current business strategy to the new competitive environment described above. The Boards of Directors of both companies consider that the planned merger is the most efficient mechanism to face the new demands from clients, the technological change and the new competitive environment in the market, resulting into a higher value growth for the shareholders of TELEFÓNICA and TELEFÓNICA MÓVILES, and allowing the shareholders of TELEFÓNICA MÓVILES to become shareholders of TELEFÓNICA, thus consolidating the shareholding basis of both companies.
1.2.	Structure of the transaction
     The legal structure selected for the integration of businesses is a merger pursuant to the terms of Article 233 et. seq. of Corporations Law (Ley de Sociedades Anónimas). The planned merger will take place specifically through the acquisition of TELEFÓNICA MÓVILES (acquired company) by TELEFÓNICA (acquiring company), with the termination, through dissolution without liquidation, of the former company, and the en bloc transmission of all its assets to the latter company, which, through universal succession, will acquire the rights and obligations of TELEFÓNICA

MÓVILES. As a result of the merger TELEFÓNICA MÓVILES’s shareholders will receive and exchange of shares of TELEFÓNICA, pursuant to the terms specified below.
     The merger of TELEFÓNICA MÓVILES with the parent company of the TELEFÓNICA Group has notable advantages. The most pertinent ones consist of ensuring liquidity for TELEFÓNICA MÓVILES’s shareholders, inasmuch as, in exchange, they will receive shares of TELEFÓNICA, which probably are the most liquid ones on the Spanish market.
     It is also noted that, within the framework of the planned merger and as a transaction aimed at reorganising its participation, it is foreseen that TELEFÓNICA purchases on the date hereof the stake of nine hundred and twenty seven million nine hundred and seventeen thousand six hundred and twenty (927,917,620) shares of TELEFÓNICA MÓVILES, which represent 21.427% of its share capital, that is currently owned by TELEFÓNICA INTERNACIONAL, S.A. Unipersonal, a company which, in turn, is wholly owned by TELEFÓNICA. This intra-group transfer allows that the shareholding stake of TELEFÓNICA in TELEFÓNICA MÓVILES becomes totally a direct participation, avoiding the creation of indirect treasury stock as a consequence of the merger. The transaction shall be carried out at the average market price of the TELEFÓNICA MÓVILES shares from the date of the initial public offering until the date of execution of this Merger Plan or, where appropriate, at the price authorised by the Spanish Stock Exchanges Company (Sociedad de Bolsas).
2.	IDENTIFICATION OF THE ENTITIES PARTICIPATING IN THE MERGER

2.1	TELEFÓNICA (Acquiring Company)
     TELEFÓNICA, domiciled in Madrid, at calle Gran Vía, nº 28, which was incorporated for an indefinite time by means of a public deed executed before the Notary Public of Madrid Mr. Alejandro Roselló Pastor, on April 19, 1924, with the number 141 of his files.
     TELEFÓNICA adjusted its by-laws to the Corporation Law in force by means of a public deed executed on July 10, 1990, before the Notary Public of Madrid Mr. Miguel Mestanza Fraguero.
     TELEFÓNICA is registered with the Commercial Registry of Madrid, at Volume 12.534, Folio 21, Page M-6164.
     TELEFÓNICA’s Tax Identification number is A-28015865.
2.2	TELEFÓNICA MÓVILES (Acquired Company)
     TELEFÓNICA MÓVILES, domiciled in Madrid, at calle Goya 24, which was incorporated for an indefinite time by means of a public deed executed before the Notary Public of Madrid Mr. José Antonio Escartín, on February 14, 2000, with the number 582 of his files.
     TELEFÓNICA MÓVILES is registered with the Commercial Registry of Madrid, at Volume 14,837, Folio 155 of Section 8, Page M-246786.
     TELEFÓNICA MÓVILES’s Tax Identification number is A-82573759.
3.	MERGER EXCHANGE RATIO
     The exchange ratio for the shares of the entities participating in the merger, which was determined on the basis of the current value of the corporate assets of TELEFÓNICA and TELEFÓNICA MÓVILES, will be as described hereinafter (with no supplemental cash compensation):
Four (4) shares of TELEFÓNICA, each having a face value of one euro (€1), for every five (5) shares of TELEFÓNICA MÓVILES, each having a face value of fifty cents of euro (€0,50).
     The determination of the exchange ratio has taken into consideration the dividends that both companies are expected to distribute, to which reference is made in Section 8 below.
     Credit Suisse Securities (Europe) Limited, as TELEFÓNICA’s financial advisor for this transaction, has expressed to the company’s Board of Directors in its fairness opinion that the agreed-upon exchange ratio is equitable for TELEFÓNICA’s shareholders. For TELEFÓNICA MÓVILES’s part, Morgan Stanley & Co. Limited (financial advisor and assessor for this transaction) and Lehman Brothers Europe Limited (assessor for this transaction), have expressed to TELEFÓNICA MÓVILES’s Board of Directors in its fairness opinion that the agreed-upon exchange ratio is equitable for TELEFÓNICA MÓVILES’s shareholders other than its majority shareholder, TELEFÓNICA.
4.	MERGER BALANCE SHEETS
     For the purposes set forth in Section 239.1 of the Corporations Act, the balance sheets for the merger shall be deemed to be the balance sheets of TELEFÓNICA and TELEFÓNICA MÓVILES as of December 31, 2005. Such balance sheets have been prepared by the respective Boards of Directors on February 28 and 27, respectively, have been duly verified by the auditors of both companies and will be submitted for the approval of the shareholders at the General Shareholders’ Meetings of each of the companies that must decide on the merger, prior to the adoption of the merger resolution itself.
5.	PROCEDURE FOR THE EXCHANGE OF SHARES
     The procedure for the exchange of shares of TELEFÓNICA MÓVILES for shares of TELEFÓNICA shall be as follows:
(a)	Once the merger has been approved at the General Shareholders’ Meetings of both companies, the equivalent documentation referred to in Sections 26.1 d), 40.1 d) and related provisions of the Royal Decree 1310/2005, dated November 4, has been filed with the Comisión Nacional del Mercado de Valores (the Spanish National Securities Commission, hereinafter referred to as the “CNMV”), and the merger public deed has been recorded with the Commercial Registry of Madrid, the TELEFÓNICA MÓVILES shares will be exchanged for TELEFÓNICA shares.

(b)	The exchange will take place beginning on the date indicated in the announcements to be published in one of the widely-circulated daily newspapers in Madrid, in the Official Gazettes of the Spanish stock exchanges and, as the case may be, in the Official Gazette of the Commercial Registry. A financial institution shall be appointed to act as an Agent for such purpose, and such institution shall be named in the above-mentioned announcements.
(c)	The exchange of the TELEFÓNICA MÓVILES shares for TELEFÓNICA shares will take place through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Securities Registration, Clearing, and Liquidation Systems Management Company, also referred to as Iberclear) that are depositaries thereof, in accordance with the procedures established for the book-entry system, pursuant to the provisions of Royal Decree no. 116/1992, of February 14, and with the application of the provisions of Section 59 of the Corporations Act, to the extent applicable.

(d)	Shareholders who hold shares representing a fraction of the number of TELEFÓNICA MÓVILES shares designated as the exchange ratio may purchase or transfer shares in order to exchange them in accordance with such exchange ratio. Notwithstanding the foregoing, the companies participating in the merger may establish mechanisms for the purpose of facilitating the implementation of the exchange for those TELEFÓNICA MÓVILES shareholders who own a number of shares which, according to the merger ratio, will not entitle them to receive a whole number of shares of TELEFÓNICA, including the appointment of a Fractional Agent.

(e)	As a result of the merger, the TELEFÓNICA MÓVILES shares will become null and void.
     It is noted for the record that, as of the date of this Plan, TELEFÓNICA is the holder, either directly or indirectly, of four thousand and three million nine hundred thousand seven hundred and forty nine (4,003,900,749) TELEFÓNICA MÓVILES shares, representing 92.457% of its share capital and that said participation, as set forth in Section 1.2 above, will be entirely direct on the date of execution of the merger.

Therefore, pursuant to the provisions of Section 249 of the Corporations Act and of the regulations governing treasury stock, all the mentioned shares of TELEFÓNICA MÓVILES that will be held by TELEFÓNICA will not be exchanged for shares of TELEFÓNICA.
     In addition, it is noted for the record that TELEFÓNICA MÓVILES holds up to date one thousand five hundred and ninety nine (1,599) of its own shares in treasury.
     Additionally, regarding the hedging of TELEFÓNICA MÓVILES’s stock options plan (MOS Plan), TELEFÓNICA MÓVILES has a call option over twenty million nine hundred fifty seven thousand seven hundred and eighty four (20,957,784) shares of TELEFÓNICA MÓVILES (the “Hedging Shares”) owned by Caja de Ahorros y Pensiones de Barcelona and Banco Bilbao Vizcaya Argentaria, S.A., which were subscribed by such institutions in the terms of the reduced informative prospectus verified by the CNMV on September 28, 2001. MOS Plan ended on last January 3, 2006 and is currently under liquidation, which will conclude before the execution of the projected merger, without prejudice of which TELEFÓNICA will succeed TELEFÓNICA MÓVILES in any pending obligation resulting from the above-mentioned liquidation. TELEFÓNICA MÓVILES will use the number of Hedging Shares required for the liquidation of MOS Plan and the rest will be acquired by TELEFÓNICA MÓVILES by exercise of its call option against the above-mentioned financial institutions.
     TELEFÓNICA MÓVILES’s current shares in treasury, as well as those that may be acquired by TELEFÓNICA MÓVILES through the execution of the above-mentioned call option (at the most, in this latter case, 20,957,784 shares) will not be part of the exchange, in compliance with the provisions of Section 249 of the Corporations Act and related provisions.
6.	INCREASE IN TELEFÓNICA’S SHARE CAPITAL
     TELEFÓNICA will increase its share capital by the exact amount needed to make the exchange for TELEFÓNICA MÓVILES shares in accordance with the exchange equation established in this Merger Plan.

     The increase will be carried out through the issuance of a precise number of shares, each having a face value of one euro (€1), belonging to the same single class and series as the current TELEFÓNICA shares, as represented by book-entry accounts, with the application, in any event, of the provisions of Section 249 of the Corporations Act. In particular, the TELEFÓNICA MÓVILES shares controlled by TELEFÓNICA will not be exchanged, and will be retired.
     The maximum amount of the capital increase to be carried out by TELEFÓNICA pursuant to the established exchange ratio may be reduced through the delivery to TELEFÓNICA MÓVILES shareholders of shares held in TELEFÓNICA’s treasury.
     The difference between the net book value of the assets received by TELEFÓNICA by virtue of the merger covered by this Plan and the face value of the new shares issued by TELEFÓNICA – adjusted, if necessary, by the proportion represented by the new shares of the total shares delivered in exchange – shall be treated as additional paid-in capital.
     Both the face value of such shares and the corresponding additional paid-in capital shall be entirely paid-up as a result of the en bloc conveyance of the corporate assets of TELEFÓNICA MÓVILES to TELEFÓNICA, which, through a general devise, shall acquire the rights and obligations of TELEFÓNICA MÓVILES.
7.	DATE FROM WHICH THE SHARES DELIVERED IN EXCHANGE WILL CARRY THE RIGHT TO PARTICIPATE IN CORPORATE EARNINGS
     The shares which may be issued by TELEFÓNICA in connection with the capital increase mentioned in Section 6 above, shall entitle their owners to participate in the corporate earnings obtained by TELEFÓNICA starting on January 1, 2006.
     Previously existing TELEFÓNICA shares and shares delivered or issued in connection with the exchange will participate, with equal rights in proportion to the face value of each share, in distributions made after the public deed of merger is recorded with the Commercial Registry.

8.	DIVIDENDS
     For the preparation of this Merger Plan and the determination of the exchange ratio indicated in Section 3 above, the Boards of Directors of TELEFÓNICA and TELEFÓNICA MÓVILES have taken into consideration the following dividend-payment plans:
(a)	TELEFÓNICA plans to make the following distributions:
(i)	Payment of a euro 0.25 gross interim dividend per share, against the results of fiscal year ended on December 31, 2005, which will be paid on May 12, 2006. This dividend was approved by the Board of Directors at the meeting held on February 28, 2006 and communicated to the market on the same day.

Those shareholders of TELEFÓNICA MÓVILES who become shareholders of TELEFÓNICA upon the merger will not benefit from said dividend. Consequently, it has been taken into consideration for the determination of the exchange ratio.

(ii)	As communicated to the market on February 28, 2006, the Board of Directors of TELEFÓNICA has the intention to distribute an additional gross dividend of euro 0.25 per share during year 2006, by means of the approval of the relevant corporate resolutions. This dividend will in any case be paid after the registration of the merger at the Commercial Registry of Madrid.

In contrast to the dividend mentioned in paragraph (i) above, both the shareholders of TELEFÓNICA and those shareholders of TELEFÓNICA MÓVILES who will become shareholders of TELEFÓNICA upon the merger will benefit from this dividend. Consequently, this has not been taken into consideration for the determination of the exchange ratio.
(b)	TELEFÓNICA MÓVILES plans to make the following distributions:

(i)	Previously communicated dividend:

Payment of a euro 0.205 gross dividend per share of TELEFÓNICA MÓVILES, charged against distributable profit for year 2005 and distributable reserves. The proposal of such distribution was approved by the Board of Directors during its meeting held on February 27, 2006 and communicated to the market on the following day. The effectiveness of the distribution is subject to the approval of the General Shareholders’ Meeting of TELEFÓNICA MÓVILES. Said dividend is expected to be paid on July 21, 2006 and, in any case, before the merger between TELEFÓNICA and TELEFÓNICA MÓVILES is recorded with the Commercial Registry. Therefore, provided that only the shareholders of TELEFÓNICA MÓVILES will benefit from such distribution, this has been taken into consideration for the determination of the exchange ratio.

(ii)	Dividend proposed by the Board of Directors of TELEFÓNICA MÓVILES for its approval by the General Shareholders’ Meeting, within the framework of negotiation between TELEFÓNICA and TELEFÓNICA MÓVILES, which effectiveness is subject to the approval of the projected merger by the General Shareholders’ Meetings of both companies:
•	Payment of a euro 0.085 gross dividend per share of TELEFÓNICA MÓVILES, charged against the issue premium reserve and other distributable reserves. The Board of Directors of TELEFÓNICA MÓVILES, during its meeting held on March 29, 2006, has agreed to submit this proposal to the General Shareholders’ Meeting of TELEFÓNICA MÓVILES for its approval.

•	Payment of a euro 0.35 gross interim dividend per share of TELEFÓNICA MÓVILES, charged against the results obtained from January 1 to March 28, 2006. The Board of Directors of

TELEFÓNICA MÓVILES, during its meeting held on March 29, 2006, has agreed to submit this proposal to the General Shareholders’ Meeting of TELEFÓNICA MÓVILES for its approval.
Both of the two above-mentioned proposals are also subject to the approval of the merger by the General Shareholders’ Meetings of both companies. In the event that such proposals are approved by the General Shareholders’ Meeting of TELEFÓNICA MÓVILES, and upon fulfillment of the above-mentioned condition, the payment of the relevant dividends (jointly amounting to 0.435 gross euros per share of TELEFÓNICA MÓVILES) will be accomplished on the same date as the date foreseen for the payment of the previously communicated dividend, referred to in Section 8 (b) (i) above, i.e. on July 21, 2006. Consequently, only TELEFÓNICA MÓVILES’s shareholders will benefit from this distribution and thus it has been taken into consideration for the determination of the exchange ratio.
9.	DATE OF THE ACCOUNTING EFFECTS OF THE MERGER
     January 1, 2006 is hereby established as the date from which the TELEFÓNICA MÓVILES transactions shall be deemed for accounting purposes to have taken place on behalf of TELEFÓNICA.
10.	SPECIAL RIGHTS
     There are no special TELEFÓNICA MÓVILES shares, nor any special rights, other than the shares. Nevertheless, it is noted that, as stated in Section 5 above, TELEFÓNICA MÓVILES’s stock option plan (MOS Plan) ended on January 3, 2006 and is currently under liquidation, which will conclude prior to the execution of the projected merger, without prejudice of which TELEFÓNICA will succeed TELEFÓNICA MÓVILES as the entity bound by any possible pending obligation resulting from the above-mentioned liquidation.

     The TELEFÓNICA shares that are delivered to the TELEFÓNICA MÓVILES shareholders pursuant to the merger contemplated in this Plan shall not give the holders thereof any special rights whatsoever.
11.	BENEFITS EXTENDED TO DIRECTORS AND INDEPENDENT EXPERTS
     No benefits of any type shall be extended to the directors of any of the entities participating in the merger, or to the independent expert who participates in the merger process.
12.	TAX REGULATIONS
     The planned merger shall be governed by the tax regulations set forth in Chapter VIII of Title VII, and by the second supplemental provision of the Consolidated Text of the Corporate Income Tax Act, as approved by Royal Legislative Decree no. 4/2004.
     For this purpose, and pursuant to the provisions of Section 96 of the above mentioned Consolidated Text, the merger transaction will be reported to the Department of Economy and Finance in the manner established by the regulations.
13.	BY-LAWS AMENDMENTS
     TELEFÓNICA’s Board of Directors shall submit for the approval of the shareholders at the General Shareholders’ Meeting of TELEFÓNICA wherein the merger is approved, the appropriate by-laws amendments pursuant to this Merger Plan.
14.	APPOINTMENT OF INDEPENDENT EXPERT
     Pursuant to the provisions of Section 236 of the Corporations Act, the directors of TELEFÓNICA and TELEFÓNICA MÓVILES shall ask the Commercial Registry of Madrid to appoint a single independent expert for the preparation of a single report on this Merger Plan and on the assets contributed by TELEFÓNICA MÓVILES to TELEFÓNICA as a result of the merger.

15.	ADMINISTRATIVE AUTHORIZATIONS
     The effectiveness of the planned merger shall be subject to the provision of notices and to the acquisition of the applicable relevant authorizations and registrations in Spain and in the other jurisdictions in which both companies are present.
     Pursuant to the provisions of Section 234 of the Corporations Act, the directors of TELEFÓNICA and TELEFÓNICA MÓVILES whose names appear below have signed and, through their signature, authenticated, this Merger Plan, in the form of three (3) original specimens, of identical form and content, which have been approved by the Boards of Directors of TELEFÓNICA and of TELEFÓNICA MÓVILES on March 29, 2006.

BOARD OF DIRECTORS OF TELEFÓNICA, S.A.

/s/ César Alierta Izuel	/s/Isidro Fainé Casas

Mr. César Alierta Izuel	Mr. Isidro Fainé Casas

/s/ Gregorio Villalabeitia Galarraga	/s/ David Arculus

Mr. Gregorio Villalabeitia Galárraga	Mr. David Arculus

/s/ Carlos Colomer Casellas	/s/ Alfonso Ferrari Herrero

Mr. Carlos Colomer Casellas	Mr. Alfonso Ferrari Herrero

/s/ Gonzalo Hinojosa Fernández de Angulo	/s/ Julio Linares López

Mr. Gonzalo Hinojosa Fernández de Angulo	Mr. Julio Linares López

/s/ Vitalino Manuel Nafría Aznar	/s/ Enrique Used Aznar

Mr. Vitalino Manuel Nafría Aznar	Mr. Enrique Used Aznar

/s/ Mario E. Vázquez
Mr. Mario E. Vázquez

It is noted for the record that the Directors Messrs. José Fernando de Almansa Moreno-Barreda, Maximino Carpio García, Luis Lada Díaz, Antonio Massanell Lavilla and Antonio Viana-Baptista have abstained from participating in the deliberations and voting on the Merger Plan because they believe that they are subject to a potential conflict of interest. For this reason their signatures do not appear in this document.
In addition, it is noted for the record that the Directors Messrs. Pablo Isla Álvarez de Tejera and Peter Erskine did not physically attend the meeting at which this Merger Plan was approved. Mr. Pablo Isla Álvarez de Tejera was represented by César Alierta Izuel and Mr. Peter Erskine attended the meeting through video-conference. For this reason, their signatures also do not appear in this document.

BOARD OF DIRECTORS OF TELEFÓNICA MÓVILES, S.A.

[He does not sign due to conflict of
interest]

/s/ Antonio Viana- Baptista

D. Antonio Viana-Baptista	D. Enrique Corominas Vila

[He does not sign due to conflict
of interest]
/s/ Jose María Mas Millet

D. Luís Lada Díaz	D. José María Mas Millet

[He does not sign due to conflict
of interest]
/s/ Lars M. Berg

D. José María Álvarez-Pallete López	D. Lars M. Berg

[He does not sign due to conflict of
interest]
/s/ Miguel Canalejo Larraínzar

D. Miguel Canalejo Larraínzar	D. Maximino Carpio García

[He does not sign due to conflict	[He does not sign due to conflict of
of interest]	interest]

D. Víctor Goyenechea Fuentes	D. Antonio Massanell Lavilla

/s/ Javier Echenique Landiríbar	/s/ Alfonso Merry del Val Gracie

D. Javier Echenique Landiríbar	D. Alfonso Merry del Val Gracie

[He does not sign due to conflict	[He does not sign due to conflict of
of interest]	interest]

D. Alejandro Burillo Azcárraga	D. Fernando de Almansa Moreno-Barreda

It is noted for the record that the proprietary Directors appointed at the request of Telefónica, S.A., i.e. Messrs. Corominas Vila, Lada Díaz, Álvarez-Pallete López, Carpio García, Goyenechea Fuentes, Massanell Lavilla, Burillo Azcárraga and Almansa Moreno-Barreda have abstained from participating in the deliberations and voting on the merger plan, and consequently have not signed it, because they believe that they are subject to a potential conflict of interest. For this reason the signatures of Messrs. Corominas Vila, Lada Díaz, Álvarez-Pallete López, Carpio García, Goyenechea Fuentes, Massanell Lavilla, Burillo Azcárraga and Almansa Moreno-Barreda do not appear in this document.
In addition, it is noted for the record that Mr. Viana-Baptista, executive Director of Telefónica Móviles, S.A., has adhered to the unanimous decision of the independent Directors of Telefónica Móviles, S.A. and, consequently, has signed the present Merger Plan.